Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income/(loss) from continuing operations before income taxes and equity (income)/loss; (b) fixed charges, as defined below, (c) amortization of capitalized interest; and (d) distributions from equity method investees. From this total, we subtract capitalized interest.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized), which include the amortization of debt issuance costs and discounts or premiums relating to any indebtedness; and (b) that portion of rental expense that is representative of the interest factor (which is calculated as one-third of net operating lease expense).
The data for 2012 and 2013 refers to Fiat S.p.A., the predecessor of FCA NV. All data excludes Ferrari which was classified as a discontinued operation through 2015. The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016.

Fiat Chrysler Automobiles N.V.
STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES
(in € millions)

	Three Months ended March 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Earnings:
Income before income taxes	1,069	3,106	259	783	649	1,190
Equity income	(90)	(313)	(130)	(117)	(74)	(74)
Fixed charges	311	1,408	1,805	1,695	1,392	1,363
Amortization of capitalized interest	26	91	47	23	4	1
Distribution from Equity method investees	35	123	112	87	92	89
Capitalized interest	(58)	(244)	(286)	(256)	(228)	(187)
Earnings available for fixed charges	1,293	4,171	1,807	2,215	1,835	2,382

Fixed charges:
Interest expense	216	1,051	1,437	1,374	1,098	1,115
Capitalized interest	58	244	286	256	228	187
Estimated interest on operating leases	37	113	82	65	66	61
Total fixed charges	311	1,408	1,805	1,695	1,392	1,363

Ratio of earnings to fixed charges	4.16x	2.96x	1.00x	1.31x	1.32x	1.75x
Deficiency of earnings to cover fixed charges	N/A	N/A	N/A	N/A	N/A	N/A